United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Frank Knapp, Staff Accountant

Re:	Paycom Software, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 14, 2018 Form 10-Q for the Quarter Ended March 31, 2018 Filed May 3, 2018 File No. 001-36393

Ladies and Gentlemen:

This letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 6, 2018, regarding Paycom Software, Inc.’s Form 10-K for the fiscal year ended December 31, 2017, filed February 14, 2018, and Form 10-Q for the quarter ended March 31, 2018, filed May 3, 2018 (File No. 001-36393). We have repeated the Staff’s comment below in bold, followed by our response.

Form 10-Q for the Quarter Ended March 31, 2018

Note 3. Revenue

Assets Recognized from the Costs to Obtain and Costs to Fulfill Revenue Contracts, page 10

1.

You state that there are no new costs to obtain or fulfill incurred upon renewal unless the client signs on for additional applications, at which time costs to fulfill are minimized. Please tell us whether additional commissions are paid when clients purchase additional applications. If so, tell us whether such costs are commensurate with the initial commissions and the period of time over which you amortize commission costs related to additional purchases. Refer to ASC 340-40-35-1.

We pay additional commissions when existing clients purchase additional applications, regardless of whether such purchase occurs at the time of renewal. We do not pay commissions for renewals. Commissions paid on the sale of additional applications are based solely on the sale of the additional applications, are paid at a lower rate than the initial commission rate and are not commensurate with the initial commissions. Furthermore, we have taken a portfolio approach to applying the contract cost guidance in ASC 340-40, as we believe the effects of applying the guidance to the portfolio do

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not differ materially from applying the guidance to each contract individually. Our policy is to amortize both the initial commission costs, as well as the commission costs for additional applications, over the average expected client life of ten years from the period in which the applicable commission is paid.

We will revise future filings, commencing with our Form 10-Q for the quarter ending September 30, 2018, to (i) clarify that additional commissions are paid only in connection with the purchase of new applications and not upon renewal and (ii) disclose that we use the portfolio approach to apply the contract cost guidance in ASC 340-40. Please see below for our proposed disclosure.

“The assets related to both costs to obtain, and costs to fulfill, contracts with clients are accounted for utilizing a portfolio approach, and are capitalized and amortized over the expected period of benefit, which we have determined to be the estimated client relationship of ten years. The expected period of benefit has been determined to be the estimated life of the client relationship primarily because we incur no new costs to obtain, or costs to fulfill, a contract upon renewal of such contract. Additional commission costs may be incurred when an existing client purchases additional applications; however, these commission costs relate solely to the additional applications purchased and are not related to contract renewal. Furthermore, additional fulfillment costs associated with existing clients purchasing additional applications are minimized by our seamless single-database platform.”

If you have any further questions, please feel free to contact the undersigned.

Sincerely,

Paycom Software, Inc.

/s/ Craig E. Boelte

Craig E. Boelte
Chief Financial Officer

cc:	Matthew Paque, Esq., Executive Vice President of Legal and Compliance

Jeremy Vogler, Director of Accounting and Administration

Paycom Software, Inc.

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